UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
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                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
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                         DESIGNS, INC. (Offeror/Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
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|_|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|          third-party tender offer subject to Rule 14d-1.
|X|          issuer tender offer subject to Rule 13e-4.
|_|          going-private transaction subject to Rule 13e-3.
|_|          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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      This Amendment No. 1 to Schedule TO amends and supplements the Tender
Offer Statement on Schedule TO originally filed by Designs, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on November 15, 2000. This Amendment No. 1 to Schedule TO relates to the tender offer by the Company to purchase up to 1,500,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $3.00 nor less than $2.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2000 and the related Letter of Transmittal, which, as amended or supplemented from time to time, constitute the offer (the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by the Company on November 15, 2000 remains in effect.

Item 4.  Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented as follows:

      o Extension. As announced by press release dated December 18, 2000, the Company has extended the offer until 5:00 p.m., Eastern time, on Friday, December 22, 2000, which shall be the Expiration Date for the offer unless and until extended by the Company in its sole discretion. The offer, proration period and withdrawal rights will expire at that time, unless the offer is further extended.

      o Price Range. The price range minimum has been increased from $2.20 to $2.50 per share. The Company will, upon the terms and subject to the conditions of the offer, determine a single per share price (not greater than $3.00 nor less than $2.50 per share), net to the seller in cash (the "Purchase Price"), that it will pay for shares validly tendered and not withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,500,000 shares of its common stock validly tendered and not withdrawn pursuant to the offer (or such lesser number of shares as are validly tendered at prices not greater than $3.00 nor less than $2.50 per share, or were validly tendered prior to the date hereof at prices below $2.50 but not less than $2.20 per share).

      o Proration. The Company understands that Rule 13e-4(f)(3)(ii) under the Securities Exchange Act of 1934 would require it to accept all shares tendered unconditionally before accepting by lot shares tendered conditionally, and does not mean to suggest otherwise by the language of "Number of Shares; Proration--Priority" in the Offer to Purchase.

      o Forward-Looking Statements. In connection with the "Disclosure Regarding Forward-Looking Statements" in the Offer to Purchase, the Company notes that the so-called "safe harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to statements in connection with tender offers.

      o Conditions. All offer conditions, other than necessary government approvals, must be satisfied or waived prior to the expiration of the offer. The Company will not assert any conditions to the offer after expiration.

            Following the definitive documentation of the agreed-upon amendment to the Company's credit facility, the Company anticipates no potential for a material adverse change in the availability of bank funding for the offer and deletes that reference in condition (4) under "Certain Conditions of the Offer" in the Offer to Purchase.

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            The offer is subject to reasonable satisfaction of the stated
conditions, and the Company is limited to reasonable discretion in determining whether any condition has been satisfied. Conditions (1) and (3) under "Certain Conditions of the Offer" in the Offer to Purchase are clarified to refer, in each case, to "the reasonable judgment of Designs, Inc." rather than "the sole judgment of Designs, Inc." Condition (4) is clarified to provide as follows:

            "(4) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of Designs, Inc. and its subsidiaries, taken as a whole, other than voluntary action by Designs, Inc., which in the reasonable judgment of Designs, Inc. is or may be material to the consummation of the offer or otherwise material to Designs, Inc. and its subsidiaries, taken as a whole; or"

            For purposes of Condition (3), the Company would consider a decrease of more than 20% in the market price of the Company's shares to be a "significant decrease".

      o Certain U.S. Federal Income Tax Consequences. The Company withdraws its statement in the last paragraph under "Certain U.S. Federal Income Tax Consequences" in the Offer to Purchase that the tax discussion set forth therein is "for general information only."

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      Item 5 of the Schedule TO is hereby amended and supplemented as follows:

      o Certain Past Contracts. As discussed in the Offer to Purchase, Jewelcor Management Inc., the Company's largest stockholder, engaged in certain discussions with the then-management of the Company regarding a possible acquisition. After those discussions in the spring of 1999 ended without agreement, Jewelcor stated that in its opinion the Company had failed to comply with Jewelcor's conditions and requests and to provide all of the information Jewelcor sought in connection with its due diligence. The then-management of the Company disagreed and later stated that it believed that Jewelcor had not demonstrated sufficient progress in obtaining financing and other matters. Jewelcor took issue with that description. For the positions expressed, see Amendment No. 3 to Jewelcor's Schedule 14A with respect to Designs, Inc. filed with the SEC on September 3, 1999, especially pages 18-20, and Designs, Inc.'s
Schedule 14A filed with the SEC on August 30, 1999, especially pages 20-22, which are incorporated by reference herein for their descriptions of contacts between Jewelcor and the Company regarding a possible acquisition. Reference is made to the entire text of such documents for information concerning contacts between Jewelcor and the Company regarding the election of directors. At the October 4, 1999 Annual Meeting of Stockholders of the Company, stockholders voted to replace the entire incumbent Board of the Company with a slate of nominees proposed by Jewelcor. Jewelcor did not reinitiate any acquisition proposal thereafter. Additional information regarding contacts concerning the Company's directors is found in the Company's Proxy Statement on Schedule 14A for its 2000 Annual Meeting of Stockholders, filed with the SEC on June 1, 2000, which is also incorporated by reference herein.

Item 6.  Purposes of the Transaction and Plans or Proposals.

      Item 6 of the Schedule TO is hereby amended and supplemented as follows:

      o Background and Purpose of the Offer. The Company's beliefs, stated in the Offer to Purchase, that its shares are undervalued in the public market, that the offer is consistent with the long-

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term corporate strategy of seeking to increase stock value, that there has been limited liquidity in the marketplace for the Company's stock and that small purchases or sales can cause significant fluctuations in the stock price, represent only the beliefs and opinions of the Company's management and should be taken as such. Those beliefs are based upon, among other things, the Company's review of the recent trading prices of the Company's stock, the volatility of such prices and their response to trading activity, higher stock prices prevailing at other times in the Company's history, and management's opinions of the future potential for the Company's performance. Stockholders should rely on their own consideration of these and other matters in determining whether, and at what price, to tender shares.

      o Certain Effects of the Offer. If a total of 1,500,000 shares are purchased pursuant to the offer, constituting approximately 9.5% of the total shares outstanding, each stockholder's remaining equity interest in the Company will proportionately increase by approximately 10.5%. That will proportionately increase both earnings per share and losses per share. Further, stockholders who do not tender shares in the offer will hold shares of a company whose bank indebtedness has increased by up to approximately $4,765,000 (assuming that the maximum aggregate purchase price and all fees and expenses are financed by borrowings under the Company's credit facility). Finally, liquidity problems may increase as a result of the offer.

            The Company's Board of Directors determined to commence the offer last month because, among other things, the Company had just announced a significant agreement with the landlord of its executive offices, as well as results for the third quarter. The Board did not consider any alternatives to the offer, after the Company had earlier pursued a publicly announced market stock repurchase program.

Item 7.  Source and Amount of Funds or Other Consideration.

      Item 7 of the Schedule TO is hereby amended and supplemented as follows:

      o Amendment and Restatement of Credit Facility. As the Company announced on December 12, 2000, it has entered into a definitive Second Amended and Restated Loan and Security Agreement with Fleet Retail Finance Inc., dated as of December 7, 2000, which, among other things, completes the anticipated definitive documentation of the agreement in principle between the Company and Fleet referred to under "Source and Amount of Funds" and elsewhere in the Offer to Purchase. The amendment, among other things, confirmed the Company's ability to use funds for the purchase of its stock, including pursuant to the offer. The amendment also provided for an extension of the credit facility to November 30, 2003, reduced the borrowing costs and tied future interest costs to excess borrowing availability, eliminated all existing financial performance covenants and adopted a minimum availability covenant, increased the amount that can potentially be borrowed by increasing the advance rate formula to 68% of the Company's eligible inventory, and reduced the total commitment from $50 million to $45 million. Borrowings under this credit facility bear interest at variable rates based on FleetBoston, N.A.'s prime rate or the London Interbank Offering Rate ("LIBOR"). These interest rates at October 28, 2000 were 9.50% for prime and 8.90% for LIBOR. Based upon sensitivity analysis as of October 28, 2000, a 10% increase in interest rates would result in a potential loss to future earnings of approximately $168,000 on an annualized basis.

      o Certain Additional Information Regarding Bank Financing and Financial Statements. For additional information regarding the Company's bank financing, reference is made to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2000, filed with the SEC on December 12, 2000, and to the text of the Second Amended and Restated Loan and Security Agreement filed as Exhibit 10.12 to that Form 10-Q, both of which are incorporated by reference herein. That Form

10-Q, as well as the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 (which is also incorporated by reference herein) include, at pages 2-4 and 6 of the Form 10-Q and at pages 11-27 through 30 of the Form 10-K, certain audited and unaudited financial information regarding the Company, which the Company also specifically incorporates by reference in response to
Item 10 of this Schedule TO.

Item 10.  Financial Statements.

      See Item 7 of this Schedule TO.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 is hereby amended by adding the following exhibits:

12(a)(1)(G)       Supplement to Offer to Purchase dated December 18, 2000
12(b)(1)          Amended and Restated Loan and Security Agreement, dated as of
                  December 7, 2000, between Designs, Inc. and Fleet Retail
                  Finance Inc., as agent for the Lenders identified therein
                  (included as Exhibit 10.12 to Designs, Inc.'s Form 10-Q dated
                  December 12, 2000 and incorporated herein by reference)
99.1              Press Release of Designs, Inc. dated December 15, 2000
99.2              Press Release of Designs, Inc. dated December 18, 2000

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           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2000

                                           DESIGNS, INC.


                                           By: /s/ DENNIS HERNREICH
                                              --------------------------------
                                              Name:  Dennis Hernreich
                                              Title: Senior Vice President and
                                                     Chief Financial Officer